UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 33-764-C
NOTIFICATION OF LATE FILING
(Check One): / X / Form 10-K / / Form 11-K / / Form20-F
/ / Form 10-Q / / Form N-SAP
/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q
/ / Transition Report Form 20-F / / Transition Report on N-SAR
/ / Transition Report on Form 11-K
For the Transition Period Ended: December 31, 2000.
Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any
Information contained herein.
If the notification relates to a portion of the filing checked above identify the Item(s) to which
the notification relates:
PART I. REGISTRANT INFORMATION
Full name of registrant: Interactive Gaming & Communications Corp.
Address of Principal executive office (street and number):
1220 Valley Forge Road Bldg #19 Valley Forge PA 19482
PART II. RULE 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expenses and the
Registrant seeks relief pursuant to Rule 12b-25, the
      following should be completed.
(Check appropriate box.)
The Registrant hereby represents that:
[X] (a) The reasons described in reasonable detail in
      Part III of this form could not be
Eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual
      report, transition report on Form 10-K, Form
20-F, 11-K or Form N-SAR, or portion thereof
      will be filed on or before the fifteenth calendar
day following the prescribed due date; or the
      subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or
     before the fifth calendar day following the
prescribed due date; and
[ ] (c) The accountant's statement or other
      exhibit required by Rule 12b-25(c) has been attached
if applicable.
PART III - Narrative
State below in reasonable detail the reasons why
      Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the
transition report portion could not be filed within
      the prescribed period. (Attached extra sheets
if needed.)
The Company is awaiting information from third
      parties in order to complete the preparation of
the Company's December 31, 2000 SEC Form
      10-KSB. Accordingly, the registrant requests a
fifteen day extension until April 14, 2000 to file its SEC Form 10-KSB.
PART IV - Other Information
(1) Name and telephone number of person to
      contact in regard to this notification:
Lawrence Hirsch
610
917-3831
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(Name)
(Area Code)
(Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the
      Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the
     earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated
     change, both narrative and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

Interactive Gaming & Communications Corp..
      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2001

By: /s/ Lawrence Hirsch
-------------------------
Lawrence Hirsch
President & Chief Executive Officer